Exhibit 99.1

SHENGFENG DEVELOPMENT LIMITED

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SHENGFENG DEVELOPMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	As of June 30, 2025	As of December 31, 2024
Assets
Current Assets:
Cash and cash equivalents	$14,327	$34,668
Restricted cash	4,598	5,545
Notes receivable	6,841	7,340
Accounts receivable, net	124,611	127,300
Due from related parties	2,279	701
Prepayments and other current assets, net	37,346	29,684
Total Current Assets	190,002	205,238

Property and equipment, net	68,822	59,968
Intangible assets, net	11,235	11,413
Operating lease right-of-use assets, net	8,065	9,918
Long-term investments	1,942	1,900
Deposit for investment	10,617	10,573
Deferred tax assets	1,539	1,434
Other non-current assets	4,215	9,686
Total Assets	$296,437	$310,130

Liabilities and Equity

Liabilities
Current Liabilities
Notes payable	$12,176	$14,907
Accounts payable	62,206	88,734
Short-term bank loans	48,739	39,401
Long-term bank loans, current	412	-
Due to related parties	1,546	1,687
Salary and welfare payables	2,421	3,047
Accrued expenses and other current liabilities	8,937	7,673
Operating lease liabilities, current	3,978	4,218
Tax payables	3,702	3,017
Total Current Liabilities	144,117	162,684

Long-term bank loans	16,046	16,390
Operating lease liabilities, non-current	3,254	4,719
Deferred tax liabilities	155	53
Other non-current liabilities	2,694	2,838
Total Liabilities	166,266	186,684

Commitments and Contingencies

Equity
Class A ordinary share, $0.0001 par value, 400,000,000 shares authorized; 40,617,513 shares issued and outstanding as of June 30, 2025 and December 31, 2024	4	4
Class B ordinary share, $0.0001 par value, 100,000,000 shares authorized; 41,880,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024	4	4
Additional paid-in capital	83,762	83,762
Statutory reserves	5,959	5,959
Retained earnings	42,325	36,462
Accumulated other comprehensive loss	(8,540)	(9,047)
Total Shengfeng Development Limited’s Shareholders’ Equity	123,514	117,144
Non-controlling Interests	6,657	6,302
Total Equity	130,171	123,446
Total Liabilities and Equity	$296,437	$310,130

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHENGFENG DEVELOPMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	For the Six Months Ended June 30,
	2025	2024
Revenues
Transportation	$254,716	$217,450
Warehouse storage management service	7,053	8,274
Others	1,665	1,407
Total revenues	263,434	227,131

Cost of revenues	(239,364)	(206,046)
Gross profit	24,070	21,085

Operating expenses
Selling and marketing	(2,864)	(2,861)
General and administrative	(13,414)	(11,669)
Total operating expenses	(16,278)	(14,530)
Income from operations	7,792	6,555

Other income (expense)
Interest income	41	46
Interest expense	(1,315)	(879)
Other income (expense), net	250	(73)
Income before income taxes	6,768	5,649

Provision for income taxes	(787)	(637)
Net income	5,981	5,012

Less: income (loss) attributable to non-controlling interests	118	(24)
Net income attributable to Shengfeng Development Limited’s shareholders	$5,863	$5,036

Comprehensive income (loss)
Net income	5,981	5,012
Foreign currency translation adjustment	535	(710)
Total comprehensive income	6,516	4,302

Less: comprehensive income (loss) attributable to non-controlling interests	146	(54)
Total comprehensive income attributable to Shengfeng Development Limited	$6,370	$4,356

Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Class A and Class B ordinary shares - Basic and diluted	82,497,513	82,497,513

Earnings per share
Class A and Class B ordinary shares - Basic and diluted	$0.07	$0.06

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHENGFENG DEVELOPMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares ($0.0001 par value)		Class B Ordinary Shares ($0.0001 par value)		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Non- controlling	Total
	Shares	Amount	Shares	Amount	capital	reserves	earnings	loss	interests	equity
Balance as of December 31, 2024	40,617,513	$4	41,880,000	$4	$83,762	$5,959	$36,462	$(9,047)	$6,302	$123,446
Net income	-	-	-	-	-	-	5,863	-	118	5,981
Capital contribution from non-controlling shareholders	-	-	-	-	-	-	-	-	237	237
Dividend to non-controlling shareholders	-	-	-	-	-	-	-	-	(28)	(28)
Foreign currency translation	-	-	-	-	-	-	-	507	28	535
Balance as of June 30, 2025	40,617,513	$4	41,880,000	$4	$83,762	$5,959	$42,325	$(8,540)	$6,657	$130,171

Balance as of December 31, 2023	40,617,513	$4	41,880,000	$4	$83,762	$4,854	$26,689	$(7,366)	$4,366	$112,313
Net income (loss)	-	-	-	-	-	-	5,036	-	(24)	5,012
Capital contribution from non-controlling shareholders	-	-	-	-	-	-	-	-	981	981
Foreign currency translation	-	-	-	-	-	-	-	(680)	(30)	(710)
Balance as of June 30, 2024	40,617,513	$4	41,880,000	$4	$83,762	$4,854	$31,725	$(8,046)	$5,293	$117,596

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHENGFENG DEVELOPMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	For the Six Months Ended June 30,
	2025	2024
Cash flows from operating activities:
Net income	$5,981	$5,012
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization of property and equipment	3,218	3,292
Amortization of operating lease expenses	2,121	3,599
Amortization of intangible assets	225	325
Provision for (recovery of) credit losses	273	(82)
(Income) loss from equity method investment	(13)	2
(Gain) loss on disposal of property and equipment	(63)	100
Gain from disposal of subsidiaries	-	(8)
Deferred income taxes	1	207
Changes in operating assets and liabilities:
Notes receivable	462	451
Accounts receivable	3,052	(10,073)
Prepayments and other current assets	(4,637)	(1,787)
Due from related parties	(1,570)	40
Other non-current assets	1,677	3,701
Accounts payable	(24,018)	(3,376)
Due to related parties	(257)	58
Salary and welfare payable	(636)	(2,286)
Accrued expenses and other current liabilities	371	(8,083)
Operating lease liabilities	(1,968)	(3,593)
Tax payables	1,394	920
Other non-current liabilities	(155)	(216)
Net cash used in operating activities	(14,542)	(11,797)

Cash flows from investing activities:
Investments deposit refund	-	6,826
Investments deposit	-	(9,078)
Cash paid to long-term investments	(21)	-
Purchase of intangible assets	-	(9,055)
Purchase of property and equipment	(7,813)	(14,263)
Proceeds from disposal of property and equipment	98	954
Proceeds from disposal of subsidiaries	-	9,678
Loan to a third party	(2,993)	-
Net cash used in investing activities	(10,729)	(14,938)

Cash flows from financing activities:
Proceeds from notes payable	1,406	19,000
Repayments of notes payable	(6,974)	(16,889)
Proceeds from short-term bank loans	36,331	26,882
Repayments of short-term bank loans	(27,190)	(26,882)
Proceeds from long-term bank loans	-	9,188
Proceeds from related parties	110	-
Dividend to non-controlling shareholders	(28)	-
Capital contribution from non-controlling shareholders	237	981
Net cash provided by financing activities	3,892	12,280

Effects of exchange rate changes on cash, cash equivalents and restricted cash	90	(135)

Net decrease in cash, cash equivalents and restricted cash	(21,289)	(14,590)

Cash, cash equivalents and restricted cash, beginning of period	40,214	29,292

Cash, cash equivalents and restricted cash, end of period	$18,925	$14,702

Supplemental cash flow information:
Cash paid for income tax	$992	$388
Cash paid for interest	$1,024	$841

Non-cash transaction in investing and financing activities:
Liabilities incurred for purchase of property and equipment	$858	$840
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$233	$1,023

Reconciliation to amount on consolidated balance sheets:
Cash and cash equivalents	$14,327	$11,176
Restricted cash	4,598	3,526
Total cash, cash equivalents and restricted cash	$18,925	$14,702

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS

Shengfeng Development Limited (“Shengfeng” or the “Company”), is a holding company incorporated under the laws of the Cayman Islands on July 16, 2020, as an exempted company with limited liability. The Company has no substantive operations other than holding all of the outstanding share capital of Shengfeng Holding Limited (“Shengfeng HK”) established under the laws of Hong Kong on August 18, 2020.

Shengfeng HK is also a holding company holding all of the outstanding equity of Fujian Tianyu Shengfeng Logistics Co., Ltd. (“Tianyu” or “Shengfeng WFOE” or “WFOE”), which was established on December 16, 2020 under the laws of the People’s Republic of China (“PRC” or “China”).

The Company, through its variable interest entity (the “VIE”), Shengfeng Logistics Group Co., Ltd. (“Shengfeng VIE” or the “VIE”), and its subsidiaries, operates as a transportation and warehouse storage management services provider in the PRC. Shengfeng VIE was incorporated on December 7, 2001 under the laws of the PRC. Paid-in capital of Shengfeng VIE was approximately $27.2 million (approximately RMB189.6 million) as of June 30, 2025.

On December 18, 2020, the Company completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the equity interests of the Company prior to the reorganization. The Company, and Shengfeng HK were established as the holding companies of Shengfeng WFOE. Shengfeng WFOE is the primary beneficiary of Shengfeng VIE and its subsidiaries, and all of these entities included in the Company are under common control which results in the consolidation of Shengfeng VIE and its subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

The accompanying unaudited condensed consolidated financial statements reflect the activities of the Company and each of the following entities, including its WFOE and the VIE:

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
1	Shengfeng Holding Limited (“Shengfeng HK”)	Hong Kong	August 18, 2020	100%	Investment holding of Tianyu
2	Tianyu Shengfeng Logistics Group Co., Ltd. (“Tianyu”, formerly known as “Fujian Tianyu Shengfeng Logistics Co., Ltd “)	Fujian, the PRC	December 16, 2020	100%	Investment holding of Shengfeng VIE
	The VIE and the VIE’s subsidiaries:
3	Shengfeng Logistics Group Co., Ltd. (“Shengfeng VIE” or “Shengfeng Logistics”)	Fujian, the PRC	December 7, 2001	100%	Transportation and warehouse storage management service
4	Fuqing Shengfeng Logistics Co., Ltd.	Fujian, the PRC	April 15, 2011	100%	Transportation and warehouse storage management service
5	Xiamen Shengfeng Logistics Co., Ltd.	Fujian, the PRC	December 22, 2011	100%	Transportation and warehouse storage management service
6	Guangdong Shengfeng Logistics Co., Ltd.	Guangdong, the PRC	December 30, 2011	100%	Transportation and warehouse storage management service

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
7	Hainan Shengfeng Supply Chain Management Co., Ltd.	Hainan, the PRC	August 18, 2020	51%	Transportation and warehouse storage management service
8	Beijing Tianyushengfeng E-commerce Technology Co., Ltd.	Beijing, the PRC	January 9, 2004	100%	Transportation and warehouse storage management service
9	Beijing Shengfeng Supply Chain Management Co., Ltd.	Beijing, the PRC	April 13, 2016	100%	Transportation and warehouse storage management service
10	Shengfeng Logistics (Guizhou) Co., Ltd.	Guizhou, the PRC	August 15, 2017	100%	Transportation and warehouse storage management service
11	Shengfeng Logistics (Tianjin) Co., Ltd.	Tianjin, the PRC	March 8, 2016	100%	Transportation and warehouse storage management service
12	Shengfeng Logistics (Shandong) Co., Ltd.	Shandong, the PRC	March 15, 2016	100%	Transportation and warehouse storage management service
13	Shengfeng Logistics Hebei Co., Ltd.	Hebei, the PRC	February 17, 2016	100%	Transportation and warehouse storage management service
14	Shengfeng Logistics (Henan) Co., Ltd.	Henan, the PRC	March 28, 2016	100%	Transportation and warehouse storage management service
15	Shengfeng Logistics (Liaoning) Co., Ltd.	Liaoning, the PRC	March 2, 2016	100%	Transportation and warehouse storage management service
16	Shengfeng Logistics (Yunnan) Co., Ltd.	Yunnan, the PRC	January 25, 2016	100%	Transportation and warehouse storage management service
17	Shengfeng Logistics (Guangxi) Co., Ltd.	Guangxi, the PRC	February 1, 2016	100%	Transportation and warehouse storage management service
18	Hubei Shengfeng Logistics Co., Ltd.	Hubei, the PRC	December 15, 2010	100%	Transportation and warehouse storage management service
19	Shengfeng Logistics Group (Shanghai) Supply Chain Management Co., Ltd.	Shanghai, the PRC	August 26, 2015	100%	Transportation and warehouse storage management service
20	Shanghai Shengxu Logistics Co., Ltd.	Shanghai, the PRC	June 4, 2003	100%	Transportation and warehouse storage management service
21	Hangzhou Shengfeng Logistics Co., Ltd.	Zhejiang, the PRC	June 10, 2010	100%	Transportation and warehouse storage management service
22	Nanjing Shengfeng Logistics Co., Ltd.	Jiangsu, the PRC	August 30, 2011	100%	Transportation and warehouse storage management service
23	Suzhou Shengfeng Logistics Co., Ltd.	Jiangsu, the PRC	January 14, 2005	90%	Transportation and warehouse storage management service
24	Suzhou Shengfeng Supply Chain Management Co., Ltd.	Jiangsu, the PRC	August 9, 2019	100%	Transportation and warehouse storage management service
25	Shengfeng Supply Chain Management Co., Ltd.	Fujian, the PRC	June 19, 2014	100%	Transportation and warehouse storage management service
26	Fuzhou Shengfeng Transportation Co., Ltd.	Fujian, the PRC	April 18, 2019	100%	Transportation and warehouse storage management service

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
27	Sichuan Shengfeng Logistics Co., Ltd.	Sichuan, the PRC	June 27, 2019	100%	Transportation and warehouse storage management service
28	Fujian Shengfeng Logistics Co., Ltd.	Fujian, the PRC	April 2, 2020	100%	Transportation and warehouse storage management service
29	Fujian Dafengche Information Technology Co. Ltd.	Fujian, the PRC	August 26, 2020	100%	Software engineering
30	Ningde Shengfeng Logistics Co. Ltd.	Fujian, the PRC	November 12, 2018	51%	Transportation and warehouse storage management service
31	Shengfeng Logistics (Zhejiang) Co., Ltd.	Zhejiang, the PRC	February 1, 2021	100%	Transportation and warehouse storage management service
32	Chengdu Shengfeng Supply Chain Management Co., Ltd.	Chengdu, the PRC	October 12, 2021	100%	Supply chain management service
33	Shengfeng Logistics Group (Ningde) Supply Chain Management Co., Ltd.	Fujian, the PRC	September 23, 2022	100%	Supply chain management service
34	Anhui Shengfeng Supply Chain Management Co., Ltd.	Anhui, the PRC	November 29, 2023	100%	Transportation and warehouse storage management service
35	Shenzhen Tianyu Shengfeng Supply Chain Management Co., Ltd.	Guangdong, the PRC	May 19, 2023	100%	Transportation and supply chain management service
36	Ningbo Shengfeng Supply Chain Co., Ltd.	Zhejiang, the PRC	April 16, 2024	100%	Transportation and warehouse storage management service
37	Qingdao Shengfeng Supply Chain Co., Ltd.	Shandong, the PRC	April 22, 2024	100%	Transportation and warehouse storage management service
38	Zhongshan Shengfeng Supply Chain Management Co., Ltd.	Guangdong, the PRC	May 15, 2024	100%	Transportation and warehouse storage management service
39	Hunan Shengfeng Supply Chain Management Co., Ltd.	Hunan, the PRC	May 23, 2024	100%	Transportation and warehouse storage management service
40	Jiangxi Shengfeng Supply Chain Management Co., Ltd.	Jiangxi, the PRC	May 24, 2024	100%	Transportation and warehouse storage management service
41	Dongguan Shengfeng Supply Chain Management Co., Ltd.	Guangdong, the PRC	July 7, 2024	100%	Transportation and warehouse storage management service
42	Langfang Shengfeng Logistics Co., Ltd.	Hebei, the PRC	August 27, 2024	100%	Transportation and warehouse storage management service

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
43	Liaoning Tianyu Changsheng Supply Chain Management Co., Ltd.	Liaoning, the PRC	October 16, 2024	66%	Transportation and warehouse storage management service
44	Chongqing Tianyu Shengfeng Supply Chain Management Co., Ltd.	Chongqin, the PRC	October 21, 2024	100%	Transportation and supply chain management service
45	Fujian Shengfeng Fulai Low Altitude Comprehensive Service Co., Ltd.	Fujian, the PRC	November 7, 2024	51%	Transportation and cargo packaging service
46	Fujian Shengfeng Zhuoyue Shipping Engineering Technology Co., Ltd.	Fujian, the PRC	December 9, 2024	51%	Technical services and development
47	Zhangzhou Shengfeng Logistics Co., Ltd.	Fujian, the PRC	May 14, 2025	100%	Transportation and warehouse storage management service
	Significant subsidiaries of Tianyu:
48	Yichun Shengfeng Logistics Co., Ltd.	Jiangxi, the PRC	December 1, 2022	100%	Transportation and warehouse storage management service
49	Hubei Tianyu Shengfeng Logistics Co., Ltd.	Hubei, the PRC	November 14, 2023	100%	Transportation and supply chain management service

Contractual Agreements

The Company conducts its operations through a series of agreements with the VIE and its subsidiaries as stated above. The VIE and its subsidiaries are utilized solely to facilitate the Company’s participation in transportation and warehouse storage management services in the PRC where foreign ownership is restricted. As such, Shengfeng VIE is controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements were made effective by a series of six agreements (collectively the “Contractual Arrangements”, or “the VIE Agreements,” which were signed on January 7, 2021).

As a result of the direct ownership in Tianyu and the Contractual Arrangements, the Company is regarded as the primary beneficiary of the VIE and its subsidiaries. Therefore, the VIE and its subsidiaries were treated as the consolidated entities under U.S. GAAP.

The significant terms of the Contractual Arrangements are as follows:

Equity Pledge Agreements

Each equity holder of the VIE has pledged all of his/her shares in the VIE and all other rights relevant to the shares to WFOE, as a collateral security for his/her and/or the VIE’s obligations to pay off all debt to WFOE, including consulting and services fees payable to WFOE. In the event of default of any payment obligation, WFOE will be entitled to certain rights, including transferring the pledged shares to itself and disposing the pledged shares through a sale or auction.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

Contractual Agreements (continued)

The Equity Pledge Agreement is effective until the full payment of the service fees under the Technical Consultation and Service Agreement and upon termination of Shengfeng Logistics’ obligations under the Technical Consultation and Service Agreement, or upon the transfer of shares of the Equity Shareholders.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of Shengfeng Logistics’ obligations under the Technical Consultation and Service Agreement, (2) make sure the Equity Shareholders do not transfer or assign the pledged shares, or create or allow any encumbrance that would prejudice Tianyu’s interests without Tianyu’s prior written consent, and (3) provide Tianyu control over Shengfeng Logistics under certain circumstances. In the event Shengfeng Logistics breaches its contractual obligations under the Technical Consultation and Service Agreement, Tianyu will be entitled to dispose of the pledged shares in accordance with relevant PRC laws.

As of the date of this unaudited condensed interim report, the share pledges under the Equity Pledge Agreement have been registered with the competent PRC regulatory authority.

Exclusive Technical Consultation and Service Agreements

The VIE has entered into an exclusive technical consultation and service agreement with WFOE, pursuant to which, WFOE is engaged to provide certain technical services to the VIE, depending on the licenses obtained and held by the VIE. This technical consultation and service agreement will remain effective for 20 years and it can be extended by WFOE unilaterally. WFOE is entitled to collect service fees for the services it provides to the VIE, and the service fees are adjusted annually through written agreements. Technical service fees are composed of the basic annual fee, which is equal to 50% of the after-tax income of the VIE, and a floating fee, which shall not exceed the after-tax income after deducting paid basic annual fees. Due to its control over the VIE, WFOE has the right to determine the service fees to be charged to the VIE by considering, among others, the technical complexity of the services, the actual costs that may be incurred for providing the services and the VIE’s revenue.

The Technical Consultation and Service Agreement became effective on January 7, 2021 and will remain effective for 20 years. Such agreement can be extended if Tianyu provides its notice of extension to Shengfeng Logistics unilaterally prior to the expiration date of this agreement. Shengfeng Logistics shall use its best efforts to renew its business license and extend its operation term until and unless otherwise instructed by Tianyu.

The Technical Consultation and Service Agreement does not prohibit related party transactions. The Company’s audit committee is required to review and approve in advance any related party transactions, including transactions involving Tianyu or Shengfeng Logistics.

Exclusive Call Option Agreements

The equity shareholders of the VIE (the “Equity Shareholders”) have granted WFOE the exclusive and irrevocable right to purchase or to designate one or more person(s) at their discretion to purchase part or all of the equity interests in the VIE from the Equity Shareholders for a purchase price at any time, subject to the lowest price permitted by PRC laws and regulations. The VIE and its Equity Shareholders have agreed that without prior written consent of WFOE, the respective Equity Shareholders cannot sell, transfer, pledge or dispose their equity interests, and the VIE cannot sell, transfer, pledge or dispose, including but not limited to, the equity interests, significant assets, significant revenue and significant business. Also as agreed, the VIE cannot declare any dividend or change capitalization structure of the VIE and cannot enter into any loan or investment agreements without prior written consent of WFOE. Furthermore, the Equity Shareholders of the VIE have agreed that any proceeds from, including but not limited to, the sales of the Equity Shareholders’ equity interests in the VIE should be gratuitously paid to WFOE or one or more person(s) at their discretion. The Call Option Agreement will remain effective until all equity options in VIE held by such Equity Shareholders are transferred or assigned to WFOE or their designated representatives.

The Call Option Agreement remains effective until all the equity of Shengfeng Logistics is legally transferred under the name of Tianyu and/or other entity or individual designated by it.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

Contractual Agreements (continued)

Voting Rights Proxy Agreement

Pursuant to the irrevocable power of attorney, each of the Equity Shareholders of the VIE appointed WFOE as his or her attorney-in-fact to exercise such shareholder’s rights under PRC law and the relevant articles of association, including but not limited to, attending shareholders meetings, voting on their behalf on all matters requiring shareholders’ approval, including but not limited to, sale, transfer, pledge, or disposition of all or part of the Equity Shareholders’ equity interests, and designating and appointing the legal representative, directors, supervisors, chief executive officer and other senior management members of the VIE. Each power of attorney will remain in force until such Equity Shareholder ceases to be a shareholder of the VIE. Each shareholder has waived all his or her rights in connection with his or her equity interests, and confirmed that such rights have been authorized to WFOE under each power of attorney.

The Voting Rights Proxy Agreement became effective on January 7, 2021 and will remain effective for 20 years. Such agreement can be extended if Tianyu provides its notice of extension unilaterally prior to the expiration date of this agreement. All other parties shall agree with such extension without reserve.

Power of attorney

Each of the Equity Shareholders has signed a power of attorney (the “Power of Attorney”), pursuant to which, each of the Equity Shareholders has authorized WFOE to act as his or her exclusive agent and attorney with respect to all rights of such individual as a shareholder of the VIE, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights that shareholders are entitled to under PRC laws and the Articles of Association of the VIE, including but not limited to, sale, transfer, pledge and disposition of the equity interests of the VIE; and (c) designating and appointing the legal representative, chairperson, directors, supervisors, chief executive officer and other senior management members of the VIE. The Power of Attorney has the same term as the Voting Rights Proxy Agreement.

The Powers of Attorney is irrevocable and continuously valid from the date of execution of the Powers of Attorney, so long as the Equity Shareholders are shareholders of Shengfeng Logistics.

Spousal consent letter

Each of the respective spouses of the individual Equity Shareholders has executed an additional spousal consent letter which contains terms as described below. Pursuant to the spousal consent letters, each of the respective spouse of the individual Equity Shareholders, unconditionally and irrevocably agreed that the equity interests in the VIE held by and registered in the name of his/her spouse will be disposed of pursuant to the equity pledge agreement, the exclusive call option agreement and the shareholders’ voting rights proxy agreement. The spouse agreed not to assert any rights over the equity interests in the VIE held by his/her spouse.

Based on the foregoing Contractual Arrangements, which grant Shengfeng WFOE the effective control of Shengfeng VIE and enable Shengfeng WFOE to receive all of their expected residual returns, the Company accounts for Shengfeng VIE as the VIE. Accordingly, the Company consolidates the accounts of Shengfeng VIE for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

 SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2025 and 2024 are not necessarily indicative of the results that may be expected for the full year. The information included in this unaudited condensed interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto included in Shengfeng’s annual financial statements for the fiscal year ended December 31, 2024 filed with the SEC on March 28, 2025.

Principles of Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the VIE’s subsidiaries over which the Company exercises control and, where applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All significant transactions and balances between the Company, its subsidiaries, the VIE and the VIE’s subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating results are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company.

All significant transactions and balances between the Company, its subsidiaries, the VIE and the VIE’s subsidiaries have been eliminated upon consolidation.

Use of Estimate and Assumptions

The preparation of the Company’s unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Estimates are adjusted to reflect actual experience when necessary. Actual results could differ from these estimates.

Variable Interest Entities

The Company applies the guidance codified in Accounting Standard Codification 810, Consolidations (“ASC 810”) on accounting for the VIE and its respective subsidiaries, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor. The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE.

The Company is considered the primary beneficiary of a VIE or its subsidiaries if the Company had variable interests, that will absorb the entity’s expected losses, receive the entity’s expected residual returns, or both.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Variable Interest Entities (continued)

The Company’s total assets and liabilities presented in the accompanying unaudited condensed consolidated financial statements represent substantially all of the total assets and liabilities of the VIE because the other entities in the consolidation are non-operating holding entities with nominal assets and liabilities. The following financial statement amounts and balances of the VIE were included in the accompanying unaudited condensed unaudited condensed consolidated balance sheets as of June 30, 2025 and December 31, 2024, and unaudited condensed consolidated statements of income and comprehensive income for the six months ended June 30, 2025 and 2024, respectively:

	As of June 30, 2025	As of December 31, 2024
Assets
Current Assets:
Cash and cash equivalents	$14,100	$34,318
Restricted cash	4,598	5,545
Notes receivable	6,797	7,309
Accounts receivable, net	120,661	126,467
Due from related parties	2,279	662
Prepayments and other current assets, net	36,360	28,912
Total Current Assets	184,795	203,213

Property and equipment, net	66,876	57,827
Intangible assets, net	11,235	11,413
Operating lease right-of-use assets, net	7,980	9,827
Long-term investments	1,921	1,900
Deposit for investment	10,617	10,573
Deferred tax assets	1,519	1,396
Other non-current assets	4,215	9,623
Total Assets	$289,158	$305,772

Liabilities
Current Liabilities
Notes payable	$12,176	$14,907
Accounts payable	63,477	91,936
Short-term bank loans	48,739	39,401
Long-term bank loans, current	412	-
Due to related parties	1,436	1,687
Salary and welfare payables	2,324	3,017
Accrued expenses and other current liabilities	8,505	7,508
Operating lease liabilities, current	3,972	4,218
Tax payables	3,595	2,994
Total Current Liabilities	144,636	165,668

Long-term bank loans	16,046	16,390
Operating lease liabilities, non-current	3,188	4,648
Deferred tax liabilities	133	49
Other non-current liabilities	2,695	2,839
Total Liabilities	166,698	189,594

Net assets	$122,460	$116,178

	For the Six Months Ended June 30,
	2025	2024
Total revenues	$256,540	$224,427
Cost of revenues	$(233,711)	$(204,666)
Income from operations	$7,285	$5,962
Net income	$5,570	$4,434

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currencies translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in mainland China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Monetary assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statement of income accounts is translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive loss amounted to $8,540 and $9,047 as of June 30, 2025 and December 31, 2024, respectively. The balance sheet amounts, with the exception of shareholders’ equity, at June 30, 2025 and December 31, 2024 were translated at RMB7.1586 and RMB7.1884, respectively. The shareholders’ equity accounts were stated at their historical rates. The average translation rates applied to the statements of income accounts for the six months ended June 30, 2025 and 2024 were RMB7.1839, RMB7.1051 to $1.00 respectively. Cash flows are also translated at average translation rates for the period, therefore, amounts reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents represent demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash. The Company maintains most of its bank accounts in the mainland of China. Cash balances in bank accounts in mainland China are insured by the People’s Bank of China Financial Stability Department (“FSD”) while there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As of June 30, 2025 and December 31, 2024, the Company had approximately $14.3 million and $34.7 million, respectively, of cash in banks, most held in the banks located in the mainland of China. Most of cash balance as of June 30, 2025 and December 31, 2024 are denominated in RMB.

Restricted cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Company’s restricted cash is substantially cash balance in designated bank accounts as security for payment processing lawsuit, bank acceptance notes payables, letters of credit and letters of guarantee. Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the term of the security period. Upon maturities of the security period, the bank’s deposits are available for general use by the Company.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, prepayments and other current assets, due from related parties, accounts payable, due to related parties, short-term bank loans, salary and welfare payables, accrued expenses and other current liabilities, current operating lease liabilities and taxes payable, approximates their recorded values due to their short-term maturities. The carrying value of long-term lease liabilities approximated its fair value as of June 30, 2025 and December 31, 2024 as the interest rates applied reflect the current market yield for comparable financial instruments.

Accounts receivable, net

Accounts receivable are recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional. On January 1, 2023, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Accounting Standards Codification (“ASC” Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. The Company’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. The allowance for credit losses was approximately $3.3 million and $3.0 million as of June 30, 2025 and December 31, 2024, respectively.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Prepayments and other assets, net

Prepayment and other assets primarily consist of VAT recoverable, advances to vendors for purchasing goods, long-lived assets or services that have not been received or provided, advances to employees, security deposits made to customers and advances to employees. Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability and recoverability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. The allowance for credit losses for prepayments and other assets were approximately $0.7 million and $0.6 million as of June 30, 2025 and December 31, 2024, respectively.

Notes payable

Notes payable represents trade accounts payable due to various suppliers where the Company’s banks have guaranteed the payment. The notes are non-interest bearing and normally paid within three to twelve months. The Company shall keep sufficient cash in designated bank accounts or notes receivable pledged to the bank as security for payment processing.

Revenue recognition

The Company adopted ASC Topic 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company generates revenues from providing transportation services and warehouse storage management services. No practical expedients were used when adopting ASC 606. Revenue recognition policies for each type of revenue stream are as follows:

Transportation services

The Company derives its transportation service revenue by providing logistic services based on customers’ orders. The Transportation service is considered a performance obligation as the customer can only obtain benefits when the goods are delivered to the destination. The transaction price is predetermined according to the distance of the transportation as well as the volume of the goods. Generally, the credit term is within two months. There is no other obligation in our contracts, such as return, refund or warranties. Revenue is recognized at the point in time when delivery of goods is made and the customer has accepted delivery.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Warehouse storage management services

The Company derives revenue from the warehouse storage management service provided to third-party companies, including handling services, security and other services. The promised services in each warehouse storage management service contract are accounted as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service. The consideration is predetermined in the contract according to the unit price, space and term as well as the services used with no other obligations such as return, refund or warranties. No variable considerations exist such as discounts, rebates, refunds, credits, price concession, incentive performance bonuses or penalties. Pursuant to the service agreement, the Company provides the customers with warehouse storage management service during the service period. Service fees for which are paid by such customers on a monthly basis. The revenue is recognized on a straight-line basis over the period of the warehouse storage management service term, as customers simultaneously receive and consume the benefits of these services throughout the service period.

Principal and Agent Considerations

In the Company’s transportation business, the Company utilizes independent contractors and third-party carriers in the performances of some transportation services as and when needed. U.S. GAAP requires us to evaluate, using a control model, whether the Company itself promises to provide services to the customers (as a principal) or to arrange for services to be provided by another party (as an agent). Based on the Company’s evaluation using a control model, the Company determined that in all of its major business activities, it serves as a principal rather than an agent within their revenue arrangements. Revenue and the associated purchased transportation costs are both reported on a gross basis within the consolidated statements of income and comprehensive income.

Contract liabilities

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related services. Contract liabilities are recognized as revenue when the Company performs under the contract. Revenue recognized that was included in contract liabilities at the beginning of the year was approximately $0.9 million and $0.7 million for the six months ended June 30, 2025 and 2024, respectively. As of June 30, 2025 and December 31, 2024, contract liabilities amounted to approximately $1.2 million and $1.6 million, respectively, were included in “accrued expenses and other current liabilities.”

Disaggregated information of revenues by services:

	For the Six Months Ended June 30,
	2025	2024
Revenues:
Transportation	$254,716	$217,450
Warehouse storage management service	7,053	8,274
Others	1,665	1,407
Total revenues	$263,434	$227,131

As of June 30, 2025 and December 31, 2024, the Company had outstanding contracts for providing transportation and warehouse management services amounting to approximately $1.1 million and $0.5 million, all of which is expected to be completed within 12 months from June 30, 2025 and December 31, 2024, respectively.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

The Company’s operations are primarily based in the PRC, where the Company derived a substantial portion of revenues. Disaggregated information of revenues by geographic locations are as follows:

	For the Six Months Ended June 30,
	2025	2024
Fujian	$197,729	$160,940
Beijing	12,352	13,690
Zhejiang	7,889	8,807
Liaoning	7,020	3,959
Jiangxi	6,407	4,183
Others	32,037	35,552
Total	$263,434	$227,131

Leases

The Company follows ASC 842 — Leases (“ASC 842”), which requires lessees to record right-of-use (“ROU”) assets and related lease obligations on the balance sheet, as well as disclose key information regarding leasing arrangements.

The Company determines whether an arrangement is or contains a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, current, and operating lease liability, non-current in the Company’s consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The operating lease ROU assets also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liabilities when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows. The Company has operating lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended June 30, 2025 and 2024. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Risks and Concentration

a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s interest rate risk arises primarily from bank loans. Bank loans issued at variable rates and fixed rates expose the Company to cash flow interest rate risk and fair value interest rate risk respectively.

b)	Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of June 30, 2025 and December 31, 2024, approximately $18.9 million and $40.2 million were deposited with financial institutions located in the PRC, respectively, where there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As a result, the amounts not covered by deposit insurance were approximately $17.1 million and $37.7 million as of June 30, 2025 and December 31, 2024, respectively.

The Company is also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at the exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Shengfeng WFOE and its subsidiaries, Shengfeng VIE and its subsidiaries (collectively “Shengfeng PRC entities”), the functional currency is the RMB, and the Company’s unaudited condensed consolidated financial statements are presented in U.S. dollars. The RMB depreciated by 1.49% in the year ended December 31, 2024, but appreciation by 0.41% in the six months ended June 30, 2025. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect its financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risks and Concentration (continued)

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

c)	Concentration of customers and suppliers

Substantially all revenue was derived from customers located in China. There are no customers from whom revenue individually represented greater than 10% of the total revenue of the Company in any of the periods presented.

For the six months ended June 30, 2025, Hubei LuGe Logistics Co., Ltd. contributed approximately 31.8% of total cost of revenues of the Company. For the six months ended June 30, 2024, Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 27.5% of total cost of revenues of the Company.

As of June 30, 2025 and December 31, 2024, no customers accounted more than 10% of the accounts receivable.

As of June 30, 2025, no supplier contributed more than 10% of total accounts payable balances. As of December 31, 2024, Hubei LuGe Logistics Co., Ltd. contributed approximately 10.9% of total account payable balances and Jilin Baoqi Smart Logistics Industry Center Co., Ltd. contributed approximately 10.8% of total account payable balances.

d)	The VIE risk

Under the Contractual Agreements with the consolidated the VIE, the Company has the power to direct activities of the consolidated the VIE and the VIE’s subsidiaries through the Company’s PRC subsidiary, and can have assets transferred freely out of the consolidated the VIE and the VIE’s subsidiaries without restrictions. Therefore, the Company considers that there is no asset of the consolidated the VIE that can only be used to settle obligations of the respective consolidated the VIE, except for the registered capital of the consolidated the VIE amounting to approximately $27.2 million as of June 30, 2025 and December 31, 2024. Since the consolidated the VIE and the VIE’s subsidiaries are incorporated as limited liability companies under the PRC Law, creditors of the consolidated the VIE and the VIE’s subsidiaries do not have recourse to the general credit of the Company.

The Company believes that the Company’s PRC subsidiary’s Contractual Arrangements with the consolidated the VIE and the Equity Shareholders are in compliance with PRC laws and regulations, as applicable, and are legally binding and enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these Contractual Arrangements.

In addition, if the current structure or any of the Contractual Arrangements were found to be in violation of any existing or future PRC law, the Company may be subject to penalties, which may include, but not limited to, cancellation or revocation of the Company’s business and operating licenses and being required to restructure the Company’s operations or terminate the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. In such case, the Company may not be able to operate or control the VIE, which may result in deconsolidation of the VIE.

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s the chief operating decision maker (CODM) for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Company’s chief operating decision-maker (“CODM”) has been identified as its Chief Executive Officer. The Company’s CODM relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one reportable segment as defined by ASC 280. The single reportable segment contains Transportation, Warehouse storage management service and Others. The Company has concluded that consolidated net income is the measure of segment profitability. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are all located in the PRC and substantially all of the Company’s revenues are derived from the PRC. Therefore, no geographical segments are presented. As such, all financial segment information required by ASC 280 can be found in the unaudited condensed consolidated financial statements.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. This ASU aligns the requirements in the ASC to the removal of certain disclosure requirements set out in Regulation S-X and Regulation S-K, announced by the SEC. The effective date for each amended topic in the ASC is either the date on which the SEC’s removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or on June 30, 2027, if the SEC has not removed the requirements by that date. Early adoption is prohibited. The Company is currently evaluating the impact of adopting ASU 2023-06 on its consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the unaudited condensed consolidated balance sheets, consolidated statements of income and comprehensive income (loss), changes in equity and cash flows.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Accounts receivable	$127,870	$130,345
Less: Allowance for credit losses	(3,259)	(3,045)
Total	$124,611	$127,300

Movement of allowance for credit losses:

	For the Six Months Ended June 30, 2025	Year Ended December 31, 2024
Beginning balance	$3,045	$3,269
Provision for (recovery of) credit losses	264	(61)
Written-off	(63)	(117)
Exchange rate effect	13	(46)
Ending balance	$3,259	$3,045

4.	PREPAYMENTS AND OTHER ASSETS, NET

The prepayments and other assets, net consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Deposits (a)	$13,238	$14,510
Prepayments for goods and services	5,734	3,390
VAT recoverable (b)	7,601	5,600
Prepayments and other receivables for property and equipment (c)	1,426	5,232
Loan receivable (d)	12,782	9,738
Disposal consideration (d)	698	696
Advances to employees	92	81
Others	683	696
Prepayments and other assets	42,254	39,943
Less: Allowance for credit losses for prepayments and other assets	(693)	(573)
Prepayments and other assets, net	41,561	39,370
Less: Prepayments and other current assets, net	(37,346)	(29,684)
Other non-current assets	$4,215	$9,686

(a)	Deposits represent the refundable deposits to the lessors for the leased warehouses and office space.
(b)	VAT recoverable represents the balances that the Company can utilize to deduct its value-added tax liabilities within the next 12 months.
(c)	Prepayments and other receivables for property and equipment represent mainly prepayments and other receivables for constructions of logistic stations.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

4.	PREPAYMENTS AND OTHER ASSETS, NET (CONTINUED)

(d)

(i) On June 19, 2024, Shengfeng Supply Chain Management Co., Ltd. completed the transaction to sell 49% equity interest of Fujian Pingtan Tianyu Shengfeng Technology Co., Ltd. (“Pingtan SF”) and Pingtan SF’s subsidiary (Fujian Shengfeng Smart Technology Co., Ltd. (“SF Smart”)) to a third party for a consideration of approximately $6.8 million (RMB49.0 million). Shengfeng Supply Chain Management Co., Ltd. received approximately $6.1 million (RMB44.0 million) on December 31, 2024.

In addition, according to the agreement, Pingtan SF and Pingtan SF’s subsidiary (SF Smart) shall repay borrowing of approximately $6.8 million (RMB49.0 million) to the Company before July 30, 2024. As of June 30, 2025, the Company have received repayment of approximately $2.8 million (RMB20.0 million).

On July 25, 2025, Shengfeng Supply Chain Management Co., Ltd. and the third party signed an annulment agreement, pursuant to which, the above equity transaction shall be annulled and Shengfeng Supply Chain Management Co., Ltd. agreed to loan approximately $6.8 million (RMB49.0 million) to SF Smart. As a result, Shengfeng Supply Chain Management Co., Ltd. shall refund above-mentioned consideration to this third party and the third party shall transfer the 49% equity interest of Pingtan SF back to Shengfeng Supply Chain Management Co., Ltd. As of August 15, 2025, Shengfeng Supply Chain Management Co., Ltd. had refunded above-mentioned consideration of approximately $6.1 million (RMB44.0 million) to this third party and loaned approximately $2.8 million (RMB20.0 million) to SF Smart. The third party has transferred 49% equity interest of Pingtan SF back to Shengfeng Supply Chain Management Co., Ltd.

(ii) On June 11, 2024, for the purpose of acquiring a land use right to expand the Company’s logistic business, the Company signed Memorandum of Understanding of Share Purchase Agreement (“2024 MOU”) with two shareholders of Hubei Tongzhou Information Harbor Co., Ltd (“Tongzhou”) to acquire 100% equity interest of Tongzhou, which owns land use right and constructed certain office and warehouse on such land use right. As of June 30, 2025, the Company made a loan of approximately $8.7 million (RMB62.5 million) to Tongzhou to secure the transaction and provide working capital for its further development. On July 30, 2025, both parties reach a supplementary agreement to pay interest at annual rate of 2.6% by quarter since August 1, 2025. As of the date of this report, the transaction is not completed yet. Movement of allowance for credit losses for prepayments and other assets

	For the six months ended June 30, 2025	Year Ended December 31, 2024
Beginning balance	$573	$405
Provisions for credit losses for prepayments and other assets	118	176
Exchange rate effect	2	(8)
Ending balance	$693	$573

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

5.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of June 30, 2025 and December 31, 2024, and for the six months ended June 30, 2025 and 2024:

Name of related parties	Relationship with the Company
Fujian Bafang Shengfeng Logistics Co., Ltd (“Fujian Bafang”)	An equity investee of the Company
Fuzhou Tianyu Shengfeng Industrial Co., Ltd (“Fuzhou Tianyu”)	A company controlled by Yongxu Liu, CEO and Chairman of the Company
Fuzhou Tianyu Shengfeng Property Management Co., Ltd (“Fuzhou Tianyu Management”)	A company under the control of a shareholder
Fuzhou Tianyu Yuanmei Catering Co., Ltd (“Fuzhou Tianyu Catering”)	A company under the control of a shareholder
Fujian Desheng Logistics Co., Ltd (“Fujian Desheng”)	A company under the control of a shareholder
Yongxu Liu	The Company’s CEO and Chairman
Yongteng Liu	CEO’s brother
Fujian Yunlian Shengfeng Industry Co., Ltd., (“Fujian Yunlian”)	Shengfeng VIE’s shareholder
Fuzhou Puhui Technology Co., Ltd	Non-controlling shareholder of Ningde Shengfeng Logistics Co. Ltd.
Chongqing Changjiang River Modeling Material (Group) Co., Ltd. (“Chongqing Changjiang”)	Non-controlling shareholder of Liaoning Tianyu Changsheng Supply Chain Management Co., Ltd.
Zhangwu Changjiang Materials Technology Co., Ltd. (“Zhangwu Changjiang”)	A company under the control of Chongqing Changjiang
Changjiang Modeling Materials (Group) Kezuohou Banner Co., Ltd (“Changjiang Modeling”)	A company under the control of Chongqing Changjiang
Kunshan Changjiang Modeling Materials Co., Ltd. (“Kunshan Changjiang”)	A company under the control of Chongqing Changjiang
Chongqing Changjiang River Modeling Materials (Group) Xiantao Co., Ltd (“Xiantao Modeling”)	A company under the control of Chongqing Changjiang
Chengdu Changjiang Modeling Materials Co., Ltd. (“Chengdu Changjiang”)	A company under the control of Chongqing Changjiang
Shiyan Changjiang Modeling Materials Co., Ltd. (“Shiyan Changjiang”)	A company under the control of Chongqing Changjiang
Chongqing Changjiang Modeling Materials Changzhou Co., Ltd. (“Changzhou Changjiang”)	A company under the control of Chongqing Changjiang

i)	Significant transactions with related parties were as follows:

	For the Six Months Ended June 30,
	2025	2024
Transportation services to Fujian Desheng	$28	$116
Transportation services to Fujian Bafang	4	-
Transportation services to Chongqing Changjiang	27	-
Transportation services to Zhangwu Changjiang	1,177	-
Transportation services to Changzhou Changjiang	123	-
Transportation services to Shiyan Changjiang	136	-
Transportation services to Xiantao Modeling	178	-
Transportation services to Chengdu Changjiang	4	-
Transportation services to Changjiang Modeling	2,120	-
Transportation services to Kunshan Changjiang	329	-
Total	$4,126	$116

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

5.	RELATED PARTY TRANSACTIONS (CONTINUED)

	For the Six Months Ended June 30,
	2025	2024
Transportation services from Fujian Bafang	$1,394	$939
Lease services from Fuzhou Tianyu	$124	$108
Lease services from Fuzhou Tianyu Management	$8	$8
Catering services from Fuzhou Tianyu Catering	$-	$1

ii)	Guarantees

The Company’s shareholder, CEO and Chairman, Yongxu Liu, his spouse, Xiying Yang, Yongteng Liu, and Fuzhou Puhui Technology Co., Ltd, were the guarantors of the Company’s bank loans.

iii)	Significant balances with related parties were as follows:

	As of June 30, 2025	As of December 31, 2024
Due from related parties
Fuzhou Tianyu	$59	$41
Fujian Desheng	-	39
Zhangwu Changjiang	1,077	26
Changjiang Modeling	296	582
Kunshan Changjiang	265	13
Fujian Bafang	4	-
Chongqing Changjiang	32	-
Changzhou Changjiang	88	-
Shiyan Changjiang	78	-
Xiantao Modeling	169	-
Chengdu Changjiang	5	-
Fuzhou Tianyu Management	1	-
Fuzhou Puhui Technology Co., Ltd	205	-
Total	$2,279	$701

	As of June 30, 2025	As of December 31, 2024
Due to related parties
Fujian Bafang (a)	$1,436	$1,662
Fuzhou Tianyu	-	18
Fuzhou Tianyu Management	-	7
Yongteng Liu	110	-
Total	$1,546	$1,687

(a)	On December 10, 2007, the Company entered into an interest-free loan agreement with Fujian Bafang for a principal amount of approximately $1.3 million (RMB 9.6 million). Such loan is due on demand.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

6.	NOTES PAYABLES

	As of June 30, 2025	As of December 31, 2024
Bank acceptance notes payable issued by Industrial Bank Fuzhou Branch	$-	$6,955
Commercial acceptance notes payable guaranteed by China Postal Savings Bank Fuzhou Branch	8,404	4,196
Letters of Credit issued by Industrial Bank Fuzhou Branch (a)	3,772	3,756
Total	$12,176	$14,907

(a)	On September 30, 2024 and October 31, 2024, Industrial Bank Fuzhou Branch issued letter of credits approximately $1.8 million (RMB13.0 million) and approximately $2.0 million (RMB14.0 million) to the Company with due date of September 27, 2025 and September 30, 2025. These letters of credit were drawn down from Industrial Bank Fuzhou Branch’s credit line.

The movement of notes payable is as follows:

	For the Six Months Ended June 30,
	2025	2024
Beginning balance	$14,907	$8,471
Additions	4,190	19,000
Repayments	(6,974)	(16,889)
Exchange rate effect	53	(58)
Total	$12,176	$10,524

7.	BANK LOANS

The following table presents bank loans from commercial banks as of June 30, 2025 and December 31, 2024:

	As of June 30, 2025	As of December 31, 2024
Bank of China Fuzhou Jin’an Branch	$11,175	$11,295
China Merchant Bank Fuzhou Branch	10,477	10,340
Xiamen International Bank Co., Ltd. Fuzhou Branch	8,381	6,956
Haixia Bank of Fujian Fuzhou Jin’an Branch	1,118	1,113
Fujian Fuzhou Rural Commercial Bank Co., Ltd. Yuefeng Branch	1,397	1,391
Shanghai Pudong Development Bank Co., Ltd. Fuzhou Branch	-	2,087
Industrial Bank Fuzhou Branch	10,603	4,994
Haixia Bank of Fujian Fuzhou Minjiang Branch	1,397	1,391
China Industrial and Commercial Bank Fuzhou Branch	4,191
Bank of China Ningde Branch	16,458	16,390
Total	65,197	55,791
Less: Short-term bank loans	(48,739)	(39,401)
Less: Long-term bank loans, current	(412)	-
Long-term bank loans	$16,046	$16,390

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

7.	BANK LOANS (CONTINUED)

The movement of bank loans is as follows:

	For the Six Months Ended June 30,
	2025	2024
Beginning balance	$55,791	$36,130
Additions	36,331	36,070
Repayments	(27,190)	(26,882)
Exchange rate effect	265	(251)
Total	$65,197	$45,067

For the six months ended June 30, 2025 and 2024, the capitalized interest for the above bank loans was approximately $0.03 million and $0.05 million, respectively. For the six months ended June 30, 2025 and 2024, the interest expense for the above bank loans was approximately $1.0 million and $0.6 million, respectively. The bank loans outstanding as of June 30, 2025 and December 31,2024 carried a weighted average interest rate of approximately 3.20% and 3.49% per annum, respectively.

The repayment schedule for the bank loans is as follows:

Twelve months ending June 30,	Repayment
2026	$49,151
2027	1,234
2028	1,852
2029	2,058
2030	2,160
Thereafter	8,742
Total	$65,197

As of June 30, 2025 and December 31,2024, certain plant and land use right of the Company with the aggregated net book value of approximately $41.2 million and approximately $24.6 million, respectively, were pledged for certain notes payable and bank loans.

As of June 30, 2025, the Company had an aggregate credit line of approximately $101.1 million (RMB724.0 million) and approximately $77.4 million (RMB553.9 million) was used for the loan balance, bank acceptance notes payable, letters of credit and letters of guarantee.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

8.	LEASES

Operating leases as lessee

As of June 30, 2025 and December 31, 2024, the Company had operating leases recorded on its consolidated balance sheets for certain office spaces and warehouses that expire on various dates through 2044. The Company terminated leases for certain facilities with lower usage. The termination of the leases reduced operating ROU assets of approximately $0.1 million and operating lease liabilities of approximately $0.1 million, respectively, during the six months ended June 30, 2025. The Company does not plan to cancel the remaining existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The Company’s lease arrangements may contain both lease and non-lease components. The Company has separately accounted for lease and non-lease components based on their nature. Payments under the Company’s lease arrangement are fixed.

The following table shows ROU assets and lease liabilities, and the associated financial statement line items:

	As of June 30, 2025	As of December 31, 2024
Assets
Operating lease right-of-use assets, net	$8,065	$9,918

Liabilities
Operating lease liabilities, current	$3,978	$4,218
Operating lease liabilities, non-current	$3,254	$4,719

Weighted average remaining lease term (in years)	3.00	3.25
Weighted average discount rate (%)	5.85	5.84

Information related to operating lease activities during as of June 30, 2025 and 2024 is set forth below:

	For the Six Months Ended June 30,
	2025	2024
Operating lease right-of-use assets obtained in exchange for lease liabilities	$233	$1,023

Operating lease expense
Amortization of right-of-use assets	2,121	3,105
Interest of lease liabilities	245	494
Total	$2,366	$3,599

Maturities of lease liabilities were as follows:

Twelve months ending June 30,	Lease Liabilities
2026	$4,113
2027	1,627
2028	1,036
2029	299
2030	299
Thereafter	555
Total lease payments	7,929
Less: imputed interest	(697)
Total	$7,232

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

9.	TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiary incorporated in Hong Kong is subject to two-tier profit tax rates. The profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. The Company did not make any provision for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

PRC

The Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “CIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. The total impact of preferential tax rates amounted to approximately $1.0 million and $0.7 million for the six months ended June 30, 2025 and 2024, respectively and the impact to EPS is not significant for the six months ended June 30, 2025 and 2024.

Under the CIT Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. Beijing Shengfeng Supply Chain Management Co., Ltd. as an HNTE and is entitled for a preferential tax rate of 15% from 2020 to 2025. Beijing Tianyushengfeng e-commerce Technology Co. Ltd. as an HNTE and is entitled for a preferential tax rate of 15% from 2021 to 2026 to the extent it has taxable income under the CIT Laws. Fujian Dafengche Information Technology Co. Ltd. as an HNTE and is entitled for a preferential tax rate of 15% from 2024to 2026. Shengfeng Supply Chain Management Co. Ltd. is eligible to enjoy a preferential tax rate of 15% from 2020 to 2022 and further extended to 2025 to the extent it has taxable income under the CIT Laws due to the local preferential tax policy.

Several subsidiaries and the VIE’s subsidiaries, including Chengdu Shengfeng Supply Chain Management Co., Ltd., Shengfeng Logistics (Liaoning) Co., Ltd., Shengfeng Logistics (Guangxi) Co., Ltd., etc., are qualified as small and low-profit, thus the preferential effective tax rates of 5% are applied to these entities.

i)	The components of income (loss) before income taxes are as follows:

	For the Six Months Ended June 30,
	2025	2024
Non-PRC	$(119)	$(176)
PRC	6,887	5,825
Total	$6,768	$5,649

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

9.	TAXES (CONTINUED)

(a)	Corporate Income Taxes (“CIT”) (continued)

ii)	The components of the income tax provision are as follows:

	For the Six Months Ended June 30,
	2025	2024

Current income tax expense	$786	$430
Deferred income tax expense	1	207
Total income tax expense	$787	$637

iii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate:

The following table reconciles the China statutory rates to the Company’s effective tax rate for the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30,
	2025	2024
PRC statutory income tax rate	25.0%	25.0%
Effect of preferential tax rates (a)	(15.2)%	(12.7)%
Eligible additional deduction (b)	(1.0)%	(3.1)%
Impact of different tax rates in other jurisdictions	0.4%	0.8%
Non-taxable and exemptions	-%	0.1%
Permanent differences (c)	2.4%	1.2%
Effective income tax rate	11.6%	11.3%

(a)	Preferential tax rates for small and micro enterprises and high-tech entities.
(b)	Eligible additional deduction mainly consisted of research and development super deduction and disabled staff super deduction.
(c)	Permanent differences mainly consisted of non-deductible meal and entertainment fees in PRC tax returns.

iv)	The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	As of June 30, 2025	As of December 31, 2024
Deferred tax assets:
Net operating losses carryforward	$306	$280
Allowance for credit losses	866	791
Deferred income (a)	253	256
Intangible assets (b)	192	193
Operating lease liabilities	1,439	1,806
Total deferred tax assets	3,056	3,326
Less: valuation allowance	-	-
Total deferred tax assets, net of valuation allowance	3,056	3,326
Net off against deferred tax liabilities	(1,517)	(1,892)
Net deferred tax assets	$1,539	$1,434

Deferred tax liabilities:
Property and equipment (c)	$157	$41
Operating lease right-of-use assets	1,515	1,904
Deferred tax liabilities	1,672	1,945
Net off against deferred tax assets	(1,517)	(1,892)
Net deferred tax liabilities	$155	$53

(a)	Deferred income represents the assets related government subsidies, which will amortize on a straight-line basis within the useful life of related assets. The tax basis is recognized when the Company received the subsidies.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

9.	TAXES (CONTINUED)

(a)	Corporate Income Taxes (“CIT”) (continued)

(b)	Intangible assets represent the amortization temporary difference of licensed software. Management uses 10 years useful life as the tax basis, which is different from the 5 years useful life in accounting basis.
(c)	Property and equipment represent the amortized temporary difference between the tax basis and the accounting basis.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, valuation allowance amounted to nil as of June 30, 2025 and December 31, 2024.

According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than 10 years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. The Group will re-apply for the HNTE certificate when the prior certificate expires in the foreseeable future. Total net operating losses (NOLs) carryforwards of the Group’s VIEs and subsidiaries in mainland China is $1.5 million and $1.7 million as of June 30, 2025 and December 31, 2024, respectively. As of June 30, 2025, net operating loss carryforwards from PRC will expire in calendar years 2026 to 2030, and 2033, if not utilized.

Uncertain tax positions

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2025 and December 31, 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interests and penalties tax for the six months ended June 30, 2025 and 2024.

(b)	Tax payable

Tax payable consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Value-added tax payable	$2,791	$1,879
Income tax payable	617	821
Other taxes payable	294	317
Total	$3,702	$3,017

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

10.	EQUITY

Ordinary shares

The Company was established as a holding company under the laws of Cayman Islands on July 16, 2020. The original authorized number of ordinary shares is 50,000 shares with par value of $1.00 per share. On December 18, 2020, the Company amended the Memorandum of Association to increase the authorized share capital to 400,000,000 Class A ordinary Shares and 100,000,000 Class B ordinary Shares and reduced the par value to $0.0001 per share.

Initial Public Offering

On April 4, 2023, the Company completed its initial public offering (the “IPO”) of 2,400,000 Class A ordinary shares at a public offering price of $4.00 per share. The gross proceeds were $9.6 million from the offering, before deducting underwriting discounts and other related expenses. The Company received approximately $8.5 million after deducting offering costs.

Underwriter’s Warrants

In connection with the IPO, the Company issued to Univest Securities, LLC, and its affiliates, as the representative of the underwriters, warrants that are exercisable for a period of one year after the effective date of the registration statement, entitling the holders of the warrants to purchase an aggregate of up to 144,000 Class A ordinary shares at a per share price of $4.46. Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to the Company’s Class A ordinary shares and meet the requirements for equity classification. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. The fair value of these warrants was $368,454, which was considered a direct cost of IPO and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying share of $4.05, risk free rate of 4.5%; expected term of one year; exercise price of the warrants of $4.46, volatility of 183.5%; and expected future dividends of nil. On October 19, 2023, the underwriters opted to exercise all warrants on a cashless basis. On October 25, 2023, the Company issued 97,513 Class A ordinary shares to the underwriters.

As of June 30, 2025 and December 31, 2024, 40,617,513 Class A ordinary shares and 41,880,000 Class B ordinary shares were issued and outstanding. The shares are presented on a retroactive basis to reflect the recapitalization.

Non-controlling interests

For the six months ended June 30, 2025, one of the non-controlling shareholders made capital contributions totaling approximately $0.2 million to the Company. On January 21, 2025, Suzhou Shengfeng, one of VIE subsidiaries declared a dividend of approximately $0.3 million, of which approximately $0.03 million was paid to the non-controlling shareholders. For the fiscal year ended December 31, 2024, one of the non-controlling shareholders made capital contributions totaling approximately $2.1 million to the Company.

Statutory reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve as determined pursuant to PRC statutory laws totaled approximately $6.0 million and $6.0 million as of June 30, 2025 and December 31, 2024, respectively.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

10.	EQUITY (CONTINUED)

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Shengfeng WFOE and its subsidiaries, Shengfeng VIE and its subsidiaries (collectively “Shengfeng PRC entities”) only out of retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Shengfeng PRC entities.

Shengfeng PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, Shengfeng PRC entities may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at their discretion. Shengfeng PRC entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, Shengfeng PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Shengfeng PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2025 and December 31, 2024, amounts restricted are the paid-in-capital and statutory reserve of Shengfeng PRC entities, which amounted to approximately $88.2 million and $88.2 million, respectively.

11.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

As of June 30, 2025, the Company had letters of guarantee in aggregate of approximately $7.1 million (RMB50.7 million) issued by serval banks to the customers, which terms extend through 2028. The Company was required to maintain restricted cash of approximately $2.1 million (RMB15.2 million) for letters of guarantee.

(b)	Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of June 30, 2025, the Company had various legal proceedings or disputes in aggregate of $4.2 million (RMB30.0 million) related to the customers, suppliers, labor contracts and traffic accidents, which were still pending court decisions. Approximately $1.7 million (RMB12.4 million) was frozen in a bank due to the pending lawsuits, which amount was included in restricted cash as of June 30, 2025. As of the date of these unaudited condensed consolidated financial statements, the above-mentioned amount is still frozen in bank and the other legal proceedings or disputes have no material impact on the Company’s business or financial performances.

(c)	Variable interest entity structure

It is the opinion of management that (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of Tianyu and the VIE are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of the Company’s management. If the current corporate structure of the Company or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the Contractual Arrangements is remote, based on current facts and circumstances.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

12.	SUBSEQUENT EVENTS

On July 25, 2025, Shengfeng Supply Chain Management Co., Ltd. and a third party signed an annulment agreement to annul the 49% equity transaction of Pingtan SF. (see Note 4 for detail)

The Company evaluated all events and transactions that occurred after June 30, 2025 up through the date the Company issued these unaudited condensed consolidated financial statements. Other than the events disclosed above, no other subsequent events have occurred that would require recognition or disclosure in the Company’s unaudited condensed consolidated financial statements.